

SECURI[...]MISSION

03052168

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-24519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robert B. Ausdal & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Wells Fargo Bank Building, 220 Main Street
(No. and Street)

Davenport (City) Iowa (State) 52801 (Zip Code)

SEC MAIL PROCESSING RECEIVED NOV 26 2003 WASH. D.C. 181 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert B. Ausdal, Jr. (563) 326-2064
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Huckfeldt & Smith, P.L.C.
(Name – *if individual, state last, first, middle name*)

2435 Kimberly Road, Suite 290 North, Bettendorf (Address) (City) Iowa (State) 52722 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED FEB 09 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert B. Ausdal, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert B. Ausdal Co., Inc., as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions.



NOTARIAL SEAL
TAMI L. HURD
NOTARY PUBLIC - STATE OF IOWA
COMMISSION NO 718495
MY COMMISSION EXPIRES 9-17-05

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on the Internal Accounting Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC - DC about

ROBERT B. AUSDAL & CO., INC.
Statement of Financial Condition
September 30, 2003

ASSETS

Cash and Cash Equivalents	$ 60,126
Receivables:	
Client	6,176
Commissions	13,939
Prepaid Expenses	4,312
Loans to Officer-Stockholder	1,500
Securities Owned at Market Value	77,949
Leasehold Improvements, Furniture and Equipment	
Net of Accumulated Depreciation of $104,424	7,996
Deposits with Clearing Organization	25,000
Total Assets	196,998

LIABILITIES and STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts Payable and Accrued Expenses	15,541
Deferred Fees	3,830
Total Liabilities Before Commitments and Contingent Liabilities	19,371
COMMITMENTS AND CONTINGENT LIABILITIES:	
Liability Subordinated to Claims of General Creditors	50,000
STOCKHOLDERS' EQUITY:	
Capital Stock, Common, Par Value $1 Per Share; 100,000 Shares Authorized; 20,266 Shares Outstanding	20,266
Additional Paid in Capital	106,242
Retained Earnings	1,119
Total Stockholders' Equity	127,627
Total Liabilities and Stockholders' Equity	$ 196,998

The accompanying notes are an integral part of these financial statements.

ROBERT B. AUSDAL & CO., INC.
Notes to Financial Statements
September 30, 2003

Note 1 - NATURE OF BUSINESS, ACCOUNTING ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company operates as a broker-dealer in securities serving individual and institutional customers in Eastern Iowa and Western Illinois. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

For transactions in mutual fund shares, limited partnership interests and variable products, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items (k)(2)(i) requires that the Company carry no margin accounts, that it promptly transmits all customers funds and securities and does not other wise hold customer funds or securities or perform custodial services for customers and effectuates all such transactions through a special bank account for the exclusive benefit of its customers.

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.